--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)

                             TENDER OFFER STATEMENT
                     UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          CITADEL BROADCASTING COMPANY
                       (Name of Subject Company (Issuer))

                     CITADEL BROADCASTING COMPANY (OFFEROR)
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

        13 1/4% SERIES B EXCHANGEABLE PREFERRED STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                  17285E 40 6
                     (CUSIP Number of Class of Securities)
                         ------------------------------

                               LAWRENCE R. WILSON
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                          CITADEL BROADCASTING COMPANY
                          CITY CENTER WEST, SUITE 400
                         7201 WEST LAKE MEAD BOULEVARD
                            LAS VEGAS, NEVADA 89128
                                 (702) 804-5200

                 (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                WITH COPIES TO:

     BRYAN D. ROSENBERGER, ESQ.                 ROBERT C. SCHWENKEL, ESQ.
ECKERT SEAMANS CHERIN & MELLOTT, LLC     FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
    44TH FLOOR, 600 GRANT STREET                    ONE NEW YORK PLAZA
        PITTSBURGH, PA 15219                  NEW YORK, NEW YORK 10004-1980
           (412) 566-6000                             (212) 859-8000

                            ------------------------

                           CALCULATION OF FILING FEE

            TRANSACTION VALUATION*                            AMOUNT OF FILING FEE
                 $120,286,166                                        $24,057

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 1,000,791.79 shares of 13 1/4% Series B Exchangeable Preferred Stock, without par value, at an assumed tender offer price of $120.191 per share. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the Offeror.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:        Not applicable.                 Filing Party:  Not applicable.
Form or Registration No.:      Not applicable.                 Date Filed:    Not applicable.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

        / /  third-party tender offer subject to Rule 14d-1.

        /X/  issuer tender offer subject to Rule 13e-4.

        / /  going-private transaction subject to Rule 13e-3.

        / /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  INTRODUCTION

    This Issuer Tender Offer Statement on Schedule TO relates to the tender offer by Citadel Broadcasting Company, a Nevada corporation (the "Company"), to purchase all outstanding shares of its 13 1/4% Series B Exchangeable Preferred Stock, without par value (the "Preferred Stock"). The Company is:

    - offering to purchase shares of Preferred Stock for a total purchase price per share (the "Offer Consideration"), calculated in accordance with
      Schedule I of the Offer to Purchase for Cash and Consent Solicitation Statement, a copy of which is filed as Exhibit (a)(1)(A) hereto, equal to:

       - the present value, as of the payment date, of the dividends accruing from and including the payment date up to but not including January 1, 2002, the first date on which it is assumed that dividends will be paid in cash, determined on the basis of the Fixed Spread Yield (as defined below); PLUS

       - the present value, as of the payment date, of the dividends accruing from and including January 1, 2002 up to but not including July 1, 2002, the second date on which it is assumed that dividends will be paid in cash, determined on the basis of the Fixed Spread Yield; PLUS

       - the present value, as of the payment date, of the redemption payment on the earliest redemption date, which is 107.729% of the then effective liquidation preference per share of Preferred Stock on July 1, 2002, which amount does not include accrued dividends payable on July 1, 2002, determined on the basis of the Fixed Spread Yield; DIVIDED BY

       - the aggregate number of shares of Preferred Stock then outstanding;
         MINUS

       - the consent payment of $2.00 per share of Preferred Stock; and

    - soliciting consents from the holders of shares of Preferred Stock to amend substantially all of the restrictive covenants contained in the Certificate of Designations for the Preferred Stock.

    For purposes of calculating the Offer Consideration, the "Fixed Spread Yield" shall equal the sum of:

    - the yield on the 6 3/8% U.S. Treasury Note due June 30, 2002, as calculated by the dealer manager in accordance with standard market practice, based on the offer price for such reference security as of 2:00 p.m., New York City time, on June 11, 2001, or the "price determination date," which will be the eleventh business day immediately preceding the scheduled expiration date, as displayed on the applicable page of the Bloomberg Government Pricing Monitor (or, if any relevant price is not available on a timely basis on the Bloomberg Page or is manifestly erroneous, such other recognized quotation source as the dealer manager shall select in its sole discretion); and

    - a fixed spread of 150 basis points.

    The Company's offer is made on the terms and subject to the conditions set forth in the Offer to Purchase for Cash and Consent Solicitation Statement, dated May 4, 2001, and in the related Consent and Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer.

    This Issuer Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

    The information in the Offer to Purchase for Cash and Consent Solicitation Statement and the related Consent and Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(2), respectively, is incorporated in this Schedule TO by reference, in answer to Items 1 through 11 of this Issuer Tender Offer Statement on Schedule TO, except that such information is hereby supplemented to the extent specifically provided herein.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

    The information regarding the filing person's directors and executive officers is as follows:

DIRECTORS                           BUSINESS ADDRESS AND TELEPHONE NUMBER
---------                        -------------------------------------------
Lawrence R. Wilson.............  c/o Citadel Broadcasting Company
  Chairman of the Board and      City Center West, Suite 400
  Chief Executive Officer        7201 West Lake Mead Boulevard
                                 Las Vegas, Nevada 89128
                                 (702) 804-5200

Robert F. Fuller...............  44 Merrimac Street, 2nd Floor
                                 P.O. Box 820
                                 Newburyport, MA 01950
                                 (978) 462-1229

Ike Kalangis...................  c/o Citadel Broadcasting Company
                                 City Center West, Suite 400
                                 7201 West Lake Mead Boulevard
                                 Las Vegas, Nevada 89128
                                 (702) 804-5200

Ted L. Snider, Sr..............  c/o Citadel Broadcasting Company
                                 City Center West, Suite 400
                                 7201 West Lake Mead Boulevard
                                 Las Vegas, Nevada 89128
                                 (702) 804-5200

John E. von Schlegell..........  Endeavour Capital
                                 Public Service Building
                                 920 SW Sixth Avenue, Suite 1400
                                 Portland, OR 97204-1203
                                 (503) 223-2721

Robert G. Liggett, Jr..........  625 Lake Shore Rd.
                                 Grosse Pointe Shores, MI 48236
                                 (313) 884-6320

    The business address and telephone number for each of the following executive officers of the Company is: c/o Citadel Broadcasting Company, City Center West, Suite 400, 7201 West Lake Mead Boulevard, Las Vegas, Nevada 89128,
(702) 804-5200.

    EXECUTIVE OFFICERS

    Lawrence R. Wilson, Chairman and Chief Executive Officer

    Donna L. Heffner, Executive Vice President, Chief Financial Officer and Secretary

    D. Robert Proffitt, President and Chief Operating Officer

    Stuart R. Stanek, Executive Vice President and President of East Division

    Peter J. Benedetti, Executive Vice President and President of West Division

    Kenneth H. Maness, Executive Vice President and President of Southeast Division

    Wayne P. Leland, Executive Vice President and President of Northeast
Division

    Kenneth R. Benson, Executive Vice President

    Randy L. Taylor, Vice President--Finance

ITEM 4. TERMS OF THE TRANSACTION.

        (b)  Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    The information contained under the heading "Description of the Notes" and "Description of the Exchangeable Preferred Stock and Exchange
Debentures--Exchange Debentures" in the Company's Prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended, on December 30, 1997 is hereby incorporated by reference.

    The information contained under the heading "Description of the Notes" in the Company's Prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended, on February 18, 1999 is hereby incorporated by reference.

    On October 2, 2000, the Company and Citadel Communications Corporation ("Citadel") entered into the Second Amended and Restated Credit Agreement (the "Existing Credit Facility") with the lenders named therein, Credit Suisse First Boston ("CSFB") as the issuing bank, administrative agent and collateral agent for the lenders, FINOVA Capital Corporation as syndication agent, and First Union National Bank and Fleet National Bank as documentation agents. The Existing Credit Facility replaced the Company's original credit facility, dated December 17, 1999, among the Company, CSFB and the other parties named therein.

    In connection with the Existing Credit Facility, the Company also entered into, and remains a party to, the Security Agreement, dated as of December 17, 1999 (the "Security Agreement"), with Citadel and CSFB, as collateral agent. Under the Security Agreement, the Company and Citadel granted to CSFB as collateral agent for the benefit of the secured parties a first priority security interest in all of the Company's and Citadel's existing and after-acquired property, including, without limitation, accounts, machinery, equipment, general intangibles, inventory, real estate, investment property and proceeds of the foregoing. The Security Agreement contains certain customary representations and warranties, covenants and events of default. The preceding description is qualified in its entirety by reference to the Security Agreement, a copy of which is filed as Exhibit (d)(10) to this Issuer Tender Offer Statement on Schedule TO.

    In connection with the Existing Credit Facility, the Company also entered into, and remains a party to, the Pledge Agreement, dated as of December 17, 1999 (the "Existing Pledge Agreement"), with Citadel and CSFB, as collateral agent. Pursuant to the Existing Pledge Agreement, the Company and Citadel granted a first priority pledge for the benefit of the secured parties on all of the Company's and Citadel's existing and after-acquired equity and debt securities, other than the Preferred Stock, and on all of the Company's equity interests in third parties. The Existing Pledge Agreement contains certain customary representations and warranties, covenants and events of default and provides that, upon the occurrence and continuance of an event of default and, subject to certain conditions, CSFB shall have the sole and exclusive right and authority to exercise the voting and consensual rights and powers relating to all securities pledged thereunder. The preceding description of the Existing Pledge Agreement is qualified in its entirety by reference to the Existing Pledge Agreement, a copy of which is filed as Exhibit (d)(11) to this Issuer Tender Offer Statement on Schedule TO.

    In connection with the Existing Credit Facility, Citadel entered into, and remains a party to, the Parent Guarantee Agreement, dated as of December 17, 1999 (the "Existing Guarantee Agreement"), with CSFB, as collateral agent, pursuant to which Citadel unconditionally guaranteed the Company's obligations under the Existing Credit Facility. The preceding description is qualified in its entirety by reference to the Existing Guarantee Agreement, a copy of which was filed as Exhibit 10.1 to Citadel's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2000.

    The Security Agreement, Existing Pledge Agreement and Existing Guarantee Agreement relating to the Existing Credit Facility will be terminated upon the completion of the merger of FLCC Acquisition Corp. with and into Citadel, at which time the Company will become a party to the Credit Agreement, dated as of April 3, 2001, among the Company, FLCC Acquisition Corp., to be merged with and into Citadel, FLCC Holdings, Inc., The Chase Manhattan Bank as Administrative Agent, The Bank of Nova Scotia and First Union National Bank as Syndication Agents (the "Credit Agreement").

    In connection with the Credit Agreement, the Company will also enter into a pledge agreement in favor of The Chase Manhattan Bank, as administrative agent for the lenders under the Credit Agreement (the "Company Pledge Agreement"). Pursuant to the Company Pledge Agreement, the Company will pledge for the benefit of the lenders under the Credit Agreement all of the Company's right, title and interest in existing or after-acquired equity securities including any property, accounts or other assets arising out of the Company's ownership of membership interests in limited liability companies and all promissory notes issued to the Company by its subsidiaries. The Company Pledge Agreement will contain certain customary representations and warranties, covenants and events of default and, subject to certain conditions, The Chase Manhattan Bank will have the right to receive any distributions made on the pledged securities and to exercise all voting and other rights and privileges relating to the pledged securities. The preceding description of the Company Pledge Agreement is qualified in its entirety by reference to the Company Pledge Agreement, a form of which is filed as Exhibit (d)(13) to this Issuer Tender Offer Statement on Schedule TO.

    In connection with the Credit Agreement, Citadel will also enter into a pledge agreement in favor of The Chase Manhattan Bank, as administrative agent for the lenders under the New Credit Agreement (the "Citadel Pledge Agreement"). Pursuant to the Citadel Pledge Agreement, Citadel will pledge for the benefit of the lenders under the Credit Agreement all of its right, title and interest in all equity securities of the Company and the note to be issued by the Company to Citadel in connection with the merger. The Citadel Pledge Agreement will contain certain customary representations and warranties, covenants and events of default and, subject to certain conditions, The Chase Manhattan Bank will have the right to receive any distributions made on the pledged securities and to exercise all voting and other rights and privileges relating to the pledged securities. The preceding description of the Citadel Pledge Agreement is qualified in its entirety by reference to the Citadel Pledge Agreement, a form of which is filed as Exhibit (d)(14) to this Issuer Tender Offer Statement on Schedule TO.

    In connection with the Credit Agreement, Citadel will also enter into a guarantee agreement in favor of The Chase Manhattan Bank, as administrative agent for the lenders under the Credit Agreement (the "Guarantee Agreement"). Pursuant to the Guarantee Agreement, Citadel will unconditionally and irrevocably guarantee the Company's obligations under the Credit Agreement. The preceding description of the Guarantee Agreement is qualified in its entirety by reference to the Guarantee Agreement, a form of which is filed as Exhibit (d)(15) to this Issuer Tender Offer Statement on Schedule TO.

    The Company and Citadel will execute the Company Pledge Agreement, the Citadel Pledge Agreement and the Guarantee Agreement, as applicable, upon the completion of the merger, at which time the Company will become a party to the Credit Agreement.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (b) The Company intends to hold in treasury the shares of Preferred Stock acquired in the tender offer.
 (c)(1)-(2)  Not applicable.
 (c)(4)-(5)  Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a)  Not applicable.

        (b)  Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

     (a)(3)  Not applicable.

     (a)(4)  Not applicable.

ITEM 12. EXHIBITS

(a)(1)(A)    Offer to Purchase for Cash and Consent Solicitation
             Statement, dated May 4, 2001.

(a)(1)(B)    Notice of Guaranteed Delivery.

(a)(1)(C)    Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees, dated May 4, 2001.

(a)(1)(D)    Letter to Clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees, dated May 4,
             2001.

(a)(1)(E)    Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9.

(a)(2)       Consent and Letter of Transmittal.

(a)(5)       Press Release, dated May 4, 2001.

(b) Credit Agreement dated as of April 3, 2001, by and among FLCC Holdings, Inc., FLCC Acquisition Corp., The Chase
             Manhattan Bank and certain lenders listed therein.

(d)(1)       Agreement and Plan of Merger by and between Citadel
             Communications Corporation and FLCC Holdings, Inc., dated as of January 15, 2001 (incorporated by reference to Annex A to
             Citadel Communications Corporation's Proxy Statement on
             Schedule 14A filed March 26, 2001).

(d)(2)       Amendment No. 1 to Merger Agreement, dated as of March 13,
             2001 (incorporated by reference to Annex A-1 to Citadel
             Communications Corporation's Proxy Statement on Schedule 14A filed March 26, 2001).

(d)(3)       Letter Agreement, dated January 15, 2001, between FLCC
             Holdings, Inc. and Citadel Communications Corporation
             (incorporated by reference to Annex B to Citadel
             Communications Corporation's Proxy Statement on Schedule 14A filed March 26, 2001).

(d)(4)       Guarantee, dated January 15, 2001, of Forstmann Little & Co.
             Subordinated Debt and Equity Management Buyout
             Partnership--VII, L.P. and Forstmann Little & Co. Equity
             Partnership--VI, L.P. (incorporated by reference to Annex C to Citadel Communications Corporation's Proxy Statement on
             Schedule 14A filed March 26, 2001).

(d)(5)       Letter Agreement, dated March 22, 2001, between FLCC
             Holdings, Inc. and Citadel Communications Corporation
             (incorporated by reference to Annex D to Citadel
             Communications Corporation's Proxy Statement on
             Schedule 14A filed March 26, 2001).

(d)(6)       Indenture, dated as of July 1, 1997, among Citadel
             Broadcasting Company, Citadel License, Inc. and The Bank of
             New York, as Trustee, with the forms of 10 1/4% Senior
             Subordinated Notes due 2007 and 10 1/4% Series B Senior
             Subordinated Notes due 2007 included therein (incorporated by reference to Exhibit 4.1 to Citadel Broadcasting
             Company's Registration Statement No. 333-36771 on Form S-4).

(d)(7)       Indenture, dated as of July 1, 1997, among Citadel
             Broadcasting Company, Citadel License, Inc. and The Bank of
             New York, as Trustee, with the forms of 13 1/4% Exchange
             Debentures due 2009 and 13 1/4% Series B Exchange Debentures due 2009 included therein (incorporated by reference to Exhibit 4.2 to Citadel Broadcasting Company's Registration
             Statement No. 333-36771 on Form S-4).

(d)(8)       Indenture, dated as of November 19, 1998, among Citadel
             Broadcasting Company, Citadel License, Inc. and The Bank of
             New York, as Trustee, with the form of 9 1/4% Senior
             Subordinated Notes due 2008 included therein (incorporated by reference to Exhibit 4.1 to Citadel Communications
             Corporation's Current Report on Form 8-K filed November 30,
             1998).

(d)(9)       Amended and Restated Credit Agreement, dated as of
             October 2, 2000, among Citadel Broadcasting Company, Citadel
             Communications Corporation, Credit Suisse First Boston, as
             Lead Arranger, Administrative Agent and Collateral Agent,
             FINOVA Capital Corporation, as Syndication Agent, First
             Union National Bank and Fleet National Bank, as
             Documentation Agents, and the lenders named therein
             (incorporated by reference to Exhibit 4.1 to Citadel
             Broadcasting Company's Current Report on Form 8-K filed
             October 17, 2000).

(d)(10)      Security Agreement, dated as of December 17, 1999, among
             Citadel Communications Corporation, Citadel Broadcasting
             Company and Credit Suisse First Boston, as Collateral Agent.

(d)(11)      Pledge Agreement, dated as of December 17, 1999, among
             Citadel Broadcasting Company, Citadel Communications
             Corporation and Credit Suisse First Boston, as Collateral
             Agent.

(d)(12) Parent Guarantee Agreement, dated as of December 17, 1999, between Citadel Communications Corporation and Credit Suisse
             First Boston, as Collateral Agent (incorporated by reference to Exhibit 10.1 to Citadel Communications Corporation's
             Current Report on Form 8-K filed January 6, 2000).

(d)(13)      Form of Pledge Agreement, to be made by Citadel Broadcasting
             Company in favor of The Chase Manhattan Bank, as administrative agent for the lenders parties to the Credit
             Agreement, dated as of April 3, 2001.

(d)(14)      Form of Intermediate Holding Pledge Agreement, to be made by
             Citadel Communications Corporation in favor of The Chase
             Manhattan Bank, as administrative agent for the lenders parties to the Credit Agreement, dated as of April 3, 2001.

(d)(15) Form of Intermediate Holding Guarantee, to be made by Citadel Communications Corporation in favor of The Chase
             Manhattan Bank, as administrative agent for the banks and other financial institutions parties to the Credit
             Agreement, dated as of April 3, 2001.

(g)          Not applicable.

(h)          Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       CITADEL BROADCASTING COMPANY

                                                       By:  /s/ LAWRENCE R. WILSON
                                                            -----------------------------------------
                                                            Name: Lawrence R. Wilson
                                                            Title: Chairman and Chief Executive
                                                            Officer

Dated: May 4, 2001

                                 EXHIBIT INDEX

       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------   ------------------------------------------------------------
(a)(1)(A)               Offer to Purchase for Cash and Consent Solicitation
                        Statement, dated May 4, 2001.

(a)(1)(B)               Notice of Guaranteed Delivery.

(a)(1)(C)               Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees, dated May 4, 2001.

(a)(1)(D)               Letter to Clients for use by Brokers, Dealers, Commercial
                        Banks, Trust Companies and Other Nominees, dated May 4,
                        2001.

(a)(1)(E)               Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9.

(a)(2)                  Consent and Letter of Transmittal.

(a)(5)                  Press Release, dated May 4, 2001.

(b) Credit Agreement dated as of April 3, 2001, by and among FLCC Holdings, Inc., FLCC Acquisition Corp., The Chase
                        Manhattan Bank and certain lenders listed therein.

(d)(1)                  Agreement and Plan of Merger by and between Citadel
                        Communications Corporation and FLCC Holdings, Inc., dated as of January 15, 2001 (incorporated by reference to Annex A to
                        Citadel Communications Corporation's Proxy Statement on
                        Schedule 14A filed March 26, 2001).

(d)(2)                  Amendment No. 1 to Merger Agreement, dated as of March 13,
                        2001 (incorporated by reference to Annex A-1 to Citadel
                        Communications Corporation's Proxy Statement on
                        Schedule 14A filed March 26, 2001).

(d)(3)                  Letter Agreement, dated January 15, 2001, between FLCC
                        Holdings, Inc. and Citadel Communications Corporation
                        (incorporated by reference to Annex B to Citadel
                        Communications Corporation's Proxy Statement on
                        Schedule 14A filed March 26, 2001).

(d)(4)                  Guarantee, dated January 15, 2001, of Forstmann Little & Co.
                        Subordinated Debt and Equity Management Buyout
                        Partnership--VII, L.P. and Forstmann Little & Co. Equity
                        Partnership--VI, L.P. (incorporated by reference to Annex C to Citadel Communications Corporation's Proxy Statement on
                        Schedule 14A filed March 26, 2001).

(d)(5)                  Letter Agreement, dated March 22, 2001, between FLCC
                        Holdings, Inc. and Citadel Communications Corporation
                        (incorporated by reference to Annex D to Citadel
                        Communications Corporation's Proxy Statement on
                        Schedule 14A filed March 26, 2001).

(d)(6)                  Indenture, dated as of July 1, 1997, among Citadel
                        Broadcasting Company, Citadel License, Inc. and The Bank of
                        New York, as Trustee, with the forms of 10 1/4% Senior
                        Subordinated Notes due 2007 and 10 1/4% Series B Senior
                        Subordinated Notes due 2007 included therein (incorporated by reference to Exhibit 4.1 to Citadel Broadcasting
                        Company's Registration Statement No. 333-36771 on
                        Form S-4).

       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------   ------------------------------------------------------------
(d)(7)                  Indenture, dated as of July 1, 1997, among Citadel
                        Broadcasting Company, Citadel License, Inc. and The Bank of
                        New York, as Trustee, with the forms of 13 1/4% Exchange
                        Debentures due 2009 and 13 1/4% Series B Exchange Debentures
                        due 2009 included therein (incorporated by reference to
                        Exhibit 4.2 to Citadel Broadcasting Company's Registration
                        Statement No. 333-36771 on Form S-4).

(d)(8)                  Indenture, dated as of November 19, 1998, among Citadel
                        Broadcasting Company, Citadel License, Inc. and The Bank of
                        New York, as Trustee, with the form of 9 1/4% Senior
                        Subordinated Notes due 2008 included therein (incorporated by reference to Exhibit 4.1 to Citadel Communications
                        Corporation's Current Report on Form 8-K filed
                        November 30, 1998).

(d)(9)                  Amended and Restated Credit Agreement, dated as of
                        October 2, 2000, among Citadel Broadcasting Company, Citadel
                        Communications Corporation, Credit Suisse First Boston, as
                        Lead Arranger, Administrative Agent and Collateral Agent,
                        FINOVA Capital Corporation, as Syndication Agent, First
                        Union National Bank and Fleet National Bank, as
                        Documentation Agents, and the lenders named therein
                        (incorporated by reference to Exhibit 4.1 to Citadel
                        Broadcasting Company's Current Report on Form 8-K filed
                        October 17, 2000).

(d)(10)                 Security Agreement, dated as of December 17, 1999, among
                        Citadel Communications Corporation, Citadel Broadcasting
                        Company and Credit Suisse First Boston, as Collateral Agent.

(d)(11)                 Pledge Agreement, dated as of December 17, 1999, among
                        Citadel Broadcasting Company, Citadel Communications
                        Corporation and Credit Suisse First Boston, as Collateral
                        Agent.

(d)(12)                 Parent Guarantee Agreement, dated as of December 17, 1999, between Citadel Communications Corporation and Credit Suisse
                        First Boston, as Collateral Agent (incorporated by reference to Exhibit 10.1 to Citadel Communications Corporation's
                        Current Report on Form 8-K filed January 6, 2000).

(d)(13)                 Form of Pledge Agreement, to be made by Citadel Broadcasting
                        Company in favor of The Chase Manhattan Bank, as
                        administrative agent for the lenders parties to the Credit
                        Agreement, dated as of April 3, 2001.

(d)(14)                 Form of Intermediate Holding Pledge Agreement, to be made by
                        Citadel Communications Corporation in favor of The Chase
                        Manhattan Bank, as administrative agent for the lenders
                        parties to the Credit Agreement, dated as of April 3, 2001.

(d)(15) Form of Intermediate Holding Guarantee, to be made by Citadel Communications Corporation in favor of The Chase
                        Manhattan Bank, as administrative agent for the banks and other financial institutions parties to the Credit
                        Agreement, dated as of April 3, 2001.

(g)                     Not applicable.

(h)                     Not applicable.